UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2025

TIRIOS PROPCO SERIES, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-3658251
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 The Green A

Dover, DE 19901

(Full mailing address of

principal executive offices)

(737) 275-4622

(Issuer’s telephone number)

Tirios Propco Series LLC – 274 Gabbro, Tirios Propco Series LLC – 283 Gabbro, Tirios Propco Series LLC – 313 Mica

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Tirios Platform (described below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our Company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Tirios Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the heading “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Tirios Propco Series LLC was formed as a Delaware series limited liability to serve as an investment vehicle through which the general public can invest in fractional interests of income-producing single-family homes. Our Manager, Tirios Corporation, a Delaware corporation, owns an investment platform accessible through www.tirios.ai and iOS and Android Apps, collectively, which we refer to herein as the “Tirios Platform.” We intend to distribute the Series Interests in the Offerings and our other future Series’ Offerings exclusively through the Tirios Platform. An investment in a Series of the Company entitles the investor to its share of the potential benefits normally associated with direct ownership of real estate without the burdens of the due diligence, significant capital outlay, management, and oversight generally associated with ownership of such assets.

Specifically, we will acquire single-family homes, lease them long-term, divide them into multiple interests which includes creating a digital courtesy copy using blockchain technology, and offer them as investments through the Tirios Platform. As a result, investors can build their real estate portfolio by investing across multiple assets and neighborhoods. We do all the work for sourcing, analyzing, underwriting, acquiring, and managing assets. We analyze every investment across several characteristics to make an investment decision, including evaluating the asset’s condition, expected financial returns, market opportunity, and demographic factors. We foreign file to do business in each jurisdiction where our properties are located.

Investors in our offerings can invest in real estate without needing a large lump sum, applying for a mortgage, or taking on maintenance responsibilities as a landlord.

The Company and each Series is managed by Tirios Corporation, our Manager, which also serve as the initial Member of the Company and each Series. Our Manager intends to acquire anywhere from 1%-20% of the Series Interests of each Series, but may acquire more or less Series Interests as determined in its sole discretion.

Tirios Propco Series LLC was formed on April 13, 2023 in the State of Delaware as a series limited liability company. Since its formation, the Company has been engaged primarily in formulating its business plan, sourcing and performing due diligence on and acquisition of our first properties, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business.

Recent Developments

Acquisitions

On May 26, 2025, Tirios Propco Series LLC established Tirios Propco Series LLC – 1200 Soapstone for the purpose of acquiring the property at 1200 Soapstone Pass, Maxwell, TX 78656 (“1200 Soapstone Property”) from a third-party seller, and established Tirios Propco Series LLC – 172 Ammolite for the purpose of acquiring the property at 172 Ammolite Ln, Maxwell, TX 78656 (“172 Ammolite Property”) from a third-party seller. 1200 Soapstone and 172 Ammolite acquisitions were closed on July 21, 2025.

The original purchase price of the 1200 Soapstone property was $233,990 and we received a seller credit of $4,680 for the net purchase price of $229,310. The Series obtained a third-party purchase loan in the amount of $163,793 and our Manager advanced the remaining amount of $65,517, who will be reimbursed through offering proceeds. The property was financed at acquisition with long-term debt, a loan amount of $163,793, and an interest rate of 7.25%.

1

The original purchase price of the172 Ammolite property was $235,990 and we received a seller credit of $4,800 for the net purchase price of $231,190. The Series obtained a third-party purchase loan in the amount of $165,193 and our Manager advanced the remaining amount of $65,998, who will be reimbursed through offering proceeds. The property was financed at acquisition with long-term debt, a loan amount of $165,193, and an interest rate of 7.25%.

Operating Results

Revenue

The following table presents the revenues for the six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Revenues	$-	$11,535	$11,025	$12,000	$34,560

The revenue for the six months ended June 30, 2025, for 274 Gabbro was $11,535, 283 Gabbro was $11,025 and 313 Mica was $12,000, with the consolidated revenue of $34,560.

The following table presents the revenues for the six months ending June 30, 2024:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Revenues	$-	$6,663	$8,385	$11,278	$26,326

The revenue for the six months ended June 30, 2024, for 274 Gabbro was $6,663, 283 Gabbro was $8,385 and 313 Mica was $11,278, with the consolidated revenue of $26,326.

2

Operating Expenses

The following table presents the operating expenses for six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Insurance	$-	$402	$402	$536	$1,340
Property Management	-	354	354	354	1,062
Homeowners association fees	-	270	270	270	810
Real estate taxes	-	1,932	1,932	2,532	6,396
Depreciation expense	-	3,624	3,504	4,380	11,508
Bank charges	-	148	204	111	463
Total Operating Expenses	$-	$6,730	$6,666	$8,183	$21,579

The following table presents the operating expenses for six months ending June 30, 2024:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Insurance	$-	$403	$403	$486	$1,292
Property Management	-	354	354	354	1,062
Homeowners association fees	-	270	270	270	810
Real estate taxes	-	1,338	1,338	1,156	3,832
Depreciation expense	-	3,624	3,504	4,380	11,508
Bank charges	-	-	-	-	-
Total Operating Expenses	$-	$5,989	$5,869	$8,183	$18,504

3

Other Income (Expense)

The following table presents the interest expense and interest income for six months ending June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Interest expense	$-	$(6,330)	(6,330)	$(8,298)	$(20,958)
Interest income	190	-	-	-	190

Total Other Income (Expense)	$190	$(6,330)	(6,330)	$(8,298)	$(20,768)

The following table presents the interest expense and interest income for six months ending June 30, 2024:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Interest expense	$-	$(10,992)	$(10,749)	$(12,544)	$(34,285)
Interest income	-	-	-	-	-

Total Other Income (Expense)	$-	$(10,992)	$(10,749)	$(12,544)	$(34,285)

4

Liquidity and Capital Resources

The Company has a lack of liquidity, has relied on advances from its Manager for equity to close on the acquisition and to fund operating expenses, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties, raise sufficient capital through Regulation A offering and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties or raise capital through Regulation A offering or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

The following table presents the cash and cash equivalents as of June 30, 2025:

	Tirios Propco Series LLC	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Cash and cash equivalents	$50,585	$-	$-	$-	$50,585

The Company or Series had no cash or cash equivalents on hand as of June 30, 2024.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the six months ending June 30, 2025, and the period ending December 31, 2024, and does not currently have any off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2025, but was not reported.

5

ITEM 3. FINANCIAL STATEMENTS

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2025 (Unaudited) and December 31, 2024

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica		Consolidated Total
	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$50,585	$70,052	$-	$-	$-	$-	$-	$-	$50,585	$70,052
Due from related parties	-	-	19,782	18,572	20,242	19,858	29,253	30,950	-	-
Prepaid expenses	-	-	1,226	681	1,236	376	1,280	1,223	3,742	2,280
Total Current Assets	50,585	70,052	21,008	19,253	21,478	20,234	30,533	32,173	54,327	72,332

Investment in single-family residential properties, net of depreciation	-	-	237,213	240,837	231,097	234,601	275,313	279,693	743,623	755,131

Total Assets	$50,585	$70,052	$258,221	$260,090	$252,575	$254,835	$305,846	$311,866	$797,950	$827,463

The accompanying notes are an integral part of these consolidated financial statements.

Continued on the next page

F-1

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS (CONTINUED)

As of June 30, 2025 (Unaudited) and December 31, 2024

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica		Consolidated Total
	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024	June 30, 2025	Dec 31, 2024
LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$-	$476	$4,377	$4,229	$4,479	$4,275	$5,608	$5,497	$14,464	$14,477
Due to related parties	50,198	69,379	81,496	96,296	64,951	85,351	73,456	84,556	200,824	266,202
Security deposits	-	-	3,500	3,500	2,500	2,500	2,100	2,100	8,100	8,100
Total Current Liabilities	50,198	69,855	89,373	104,025	71,930	92,126	81,164	92,153	223,388	288,779
Noncurrent Liabilities
Mortgage payable, net of deferred debt issuance costs	-	-	154,192	154,684	154,180	154,673	215,219	216,869	523,591	526,226
Total Noncurrent
Liabilities	-	-	154,192	154,684	154,180	154,673	215,219	216,869	523,591	526,226

Total Liabilities	50,198	69,855	243,565	258,709	226,110	246,799	296,383	309,022	746,979	815,005

Members’ Equity (Deficit)	387	197	14,656	1,381	26,465	8,036	9,463	2,844	50,971	12,458

Total Liabilities and Members’ Equity (Deficit)	$50,585	$70,052	$258,221	$260,090	$252,575	$254,835	$305,846	$311,866	$797,950	$827,463

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2025, and June 30, 2024

(Unaudited)

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica		Consolidated Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Rental Income	$-	$-	$11,535	$6,663	$11,025	$6,663	$12,000	$11,278	$34,560	$26,326
Operating Expenses
Insurance expense	-	-	402	403	402	403	536	486	1,340	1,292
Property management	-	-	354	354	354	354	354	354	1,062	1,062
Homeowners association fees	-	-	270	270	270	270	270	270	810	810
Real estate taxes	-	-	1,932	1,338	1,932	1,338	2,532	1,156	6,396	3,832
Depreciation expense	-	-	3,624	3,624	3,504	3,504	4,380	4,380	11,508	11,508
Bank charges	-	-	148	-	204	-	111	-	463	-
Total Operating Expenses	-	-	6,730	5,989	6,666	5,869	8,183	6,646	21,579	18,504
Other Income (Expense)
Interest expense	-	-	(6,330)	(10,992)	(6,330)	(10,749)	(8,298)	(12,544)	(20,958)	(34,285)
Interest income	190	-	-	-	-	-	-	-	190	-
Total Other Income (Expense)	190	-	(6,330)	(10,992)	(6,330)	(10,749)	(8,298)	(12,544)	(20,768)	(34,285)

Net Income (Loss)	$190	$-	$(1,525)	$(10,318)	$(1,971)	$(8,233)	$(4,481)	$(7,912)	$(7,787)	$(26,463)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2025, and June 30, 2024

(Unaudited)

	Tirios Propco	274 Gabbro	283 Gabbro	313 Mica	Consolidated Total
Balance as of December 31, 2023	-	(22,366)	(21,713)	(25,416)	(69,495)
Capital contributions	-	-	-	-	-
Net income (loss)	-	(10,318)	(8,223)	(7,912)	(26,463)
Balance as of June 30, 2024	$197	$(32,684)	$(29,946)	$(33,328)	$(95,958)
Balance as of December 31, 2024	197	1,381	8,036	2,844	12,458
Capital contributions	-	14,800	20,400	11,100	46,300
Net income (loss)	190	(1,525)	(1,971)	(4,481)	(7,787)
Balance as of June 30, 2025	$387	$14,656	$26,465	$9,463	$50,971

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025, and June 30, 2024

(Unaudited)

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica		Consolidated Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash Flows from Operating Activities
Net income (loss)	$190	$-	$(1,525)	$(10,318)	$(1,971)	$(8,233)	$(4,481)	$(7,912)	$(7,787)	$(26,463)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	-	-	3,624	3,624	3,504	3,504	4,380	4,380	11,508	11,508
Amortization of debt issuance costs	-	-	492	2,341	493	2,302	490	2,582	1,475	7,225
Changes in operating assets and liabilities:
Due from related parties	-	-	(2,194)	(10,163)	(1,370)	(10,885)	605	(13,378)	(2,959)	(34,426)
Prepaid expenses	-	-	(545)	(3,574)	(860)	(3,610)	57	(4,649)	(1,348)	(11,833)
Accounts payable	(476)	-	148	(1,469)	204	(1,469)	111	(1,186)	(13)	(4,124)
Due to related parties	(19,181)	-	(14,800)	44,427	(20,400)	39,397	(11,100)	13,614	(65,481)	97,438
Security deposit	-	-	-	3,500	-	2,500	-	2,100	-	8,100
Net cash provided by (used in) operating activities	(19,467)	-	(14,800)	28,368	(20,400)	23,506	(9,938)	(4,449)	(64,605)	47,425

The accompanying notes are an integral part of these consolidated financial statements.

Continued on the next page

F-5

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)

For the Six Months Ended June 30, 2025, and June 30, 2024

(Unaudited)

	Tirios Propco		274 Gabbro		283 Gabbro		313 Mica		Consolidated Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash Flows from Investing Activities
Buildings and Land	-	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-	-
Cash Flows from Financing Activities	-	-	-	-	-	-	-	-	-	-
Mortgage payable	-	-	-	(21,479)	-	(16,604)	(1,162)	11,307	(1,162)	(26,776)
Debt issuance costs	-	-	-	(6,889)	-	(6,902)	-	(6,858)	-	(20,649)
Capital contribution	-	-	14,800	-	20,400	-	11,100	-	46,300	-
Net cash used in financing activities			14,800	(28,368)	20,400	(23,506)	9,938	4,449	45,138	(47,425)
Net change in cash and cash equivalents	(19,467)	-	-	-	-	-	-	-	(19,467)	-
Cash and cash equivalents at beginning of period	70,052	-	-	-	-	-	-	-	70,052	-
Cash and cash equivalents at end of year	$50,585	$-	$-	$-	$-	$-	$-	$-	$50,585	$-
Supplemental information
Interest paid	$-	$-	$5,838	$8,651	$5,837	$8,447	$7,808	$9,962	$19,483	$27,060

The accompanying notes are an integral part of these consolidated financial statements.

F-6

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025, and 2024.

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF CONSOLIDATION

Included in these consolidated financial statements are operations of Tirios Propco Series LLC. and its designated series LLCs’ (collectively, which may be referred to as “Tirios,” the “Company,” “we,” “us,” or “our”):

•	Series Designation of Tirios Propco Series LLC – 274 Gabbro (“274 Gabbro”)
•	Series Designation of Tirios Propco Series LLC – 283 Gabbro (“283 Gabbro”)
•	Series Designation of Tirios Propco Series LLC – 313 Mica (“313 Mica”), (collectively, which may be referred to as “Series LLCs”).

The Company was registered in Delaware on April 13, 2023. Tirios will issue fractional offerings in underlying real estate assets, primarily single-family rentals homes. The assets are in Austin, Texas.

Since its inception, the Company has relied on advances from its Manager, Tirios Corporation (the “Manager”), a Delaware Corporation (see Note 4). As of December 31, 2024, the Company had negative working capital and will likely incur losses prior to generating positive members’ equity. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from Series Regulation A offering (see Note 9) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The accompanying consolidated financial statements include the accounts of Tirios Propco Series LLC and its designated Series LLCs, each of which is under common management but maintains separate legal and equity structures. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and reflect the historical accounting basis of each entity. All intercompany balances and transactions among the Series have been eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Tirios Propco Series LLC and each Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying consolidated financial statements include recording of depreciation and amortization.

F-7

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Investment in Single-Family Residential Properties

Investments in single-family residential properties are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of a property are capitalized. Routine maintenance and repair costs are expensed as incurred. Upon the sale or disposition of a property, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

Depreciation is provided using the straight-line method over the estimated useful life of the properties, applying the mid-month convention. The useful life for residential property is generally 27.5 years.

The Company evaluates the carrying value of its investment properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value exceeds the estimated fair value. Factors considered in this analysis include current operating performance, property usage, market conditions, and other economic factors.

No impairment was recognized for the six months ended June 30, 2025, and 2024.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2025, and December 31, 2024.

F-8

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Security Deposits

Security deposits received from tenants are recorded as liabilities and are not recognized as revenue unless and until the deposit is forfeited in accordance with the lease agreement. These amounts are refundable to tenants at the end of the lease term, subject to the condition of the property and fulfillment of lease obligations.

Revenue Recognition

Revenue is recognized at the Series LLCs’ level and primarily consists of rental income from single- family residential properties. Rental income is earned under annual or month-to-month lease agreements and is recognized on a straight-line basis over the lease term, in accordance with ASC 842, Leases.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

F-9

NOTE 3 – INVESTMENT IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

Investment in single-family residential properties consisted of the following as of June 30, 2025 and December 31, 2024:

June 30, 2025:

	274 Gabbro	283 Gabbro	313 Mica	Total
Land	$53,100	$53,100	$53,269	$159,469
Building	199,515	192,889	240,659	633,063
Less: accumulated depreciation	(15,402)	(14,892)	(18,615)	(48,909)
Total investment in single-family residential properties, net	$237,213	$231,097	$275,313	$743,623

December 31, 2024:

	274 Gabbro	283 Gabbro	313 Mica	Total
Land	$53,100	$53,100	$53,269	$159,469
Building	199,515	192,889	240,659	633,063
Less: accumulated depreciation	(11,778)	(11,388)	(14,235)	(37,401)
Total investment in single-family residential properties, net	$240,837	$234,601	$279,693	$755,131

Depreciation expense for the six months ended June 30, 2025, and June 30, 2024 was $11,508 and $11,508, respectively.

NOTE 4 – EQUITY

Tirios Propco Series LLC is wholly owned by Tirios Corporation (the “Manager”), a Delaware Corporation. Each Series maintains its own separate members’ equity accounts. Equity balances are not commingled between Series, and profits and losses are allocated only to members of the specific Series.

Operating Agreement

General:

In accordance with the Operating Agreement, Tirios Corporation has the power and authority to do all things and, on such terms, as it determines to be necessary or appropriate to conduct the business of the Company and each Series. Each holder of Series Interests will grant the Manager the power of attorney. The Manager also has the right to appoint officers of the Company and each Series.

Fees and Expenses:

The following fees, costs and expenses shall be borne by the relevant Series (except to the extent assumed by the Managing Member in writing):

Asset Cost:

Cost to acquire the Series Asset.

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Broker Commission:

A 1% commission payable to the Broker to perform administrative and compliance-related functions in connection with Regulation A Series Interests offering, but not for underwriting or placement agent services.

Offering Expenses:

Fees, costs and expenses incurred in connection with executing an offering of Interests in one or more Series, consisting of underwriting, legal, accounting, escrow and compliance costs related to such offering, but excluding the Broker Commission. These costs are paid by the Managing Manager without reimbursement.

Acquisition Expenses:

Following fees, costs and expenses allocable to the Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset:

•	brokerage and sales fees and commissions (but excluding the Broker Commission);
•	appraisal fees;
•	real-estate property title and registration fees;
•	research fees;
•	transfer taxes;
•	third party industry and due diligence expert fees;
•	storage fees;
•	insurance fees;
•	bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering);
•	auction house fees;
•	technology costs,
•	travel and lodging for inspection purposes;
•	photography and videography expenses in order to prepare the profile for the Series Asset to be accessible to Investor Members via an online platform;
•	similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series asset.

Managing Member Fee:

The Managing Member shall be entitled to the following fees from each Series:

a.

Acquisition Fee: Upon the closing of the acquisition of any Series Asset, the Manager receives an Acquisition Fee between 2% to 8% of the gross purchase price for such Series Asset, as determined by the Manager. The exact percentage charged depends on a range of factors, including the acquisition price, location, due diligence requirements and amount of rehabilitation work required. The Acquisition Fee is charged by the Manager for services such as finding investment and underwriting opportunities, performing due diligence on potential opportunities. There was no acquisition fee charged during the six months ended June 30, 2025, and June 30, 2024. The acquisition fees are capitalized as part of Investment in single-family residential properties on the consolidated balance sheets.

b.

Asset Management Fees: On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series will pay the Manager a management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Net Asset Value as of the last day of the immediately preceding quarter. “Net Asset Value” at any date means the current market value of a Series’ total Series Assets, less liabilities, determined by the Manager in its sole discretion. Manager may, but is not obligated to, obtain a third-party valuation of the assets of the Series to determine “Asset Value.” Asset Management Fees include the fees for using the Tirios Platform for Series Offerings as per the Tirios License Agreement with the Manager. The Manager may waive this fee for any year at its sole discretion.

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The Manager has waived asset management fees for 2024, and 2025, and therefore no fees was charged by the Manager for the six months ended June 30, 2025 and 2024.

c.

Property Management Fee: The Manager or its designated affiliate receives a property management fee of $59 per month for each real property asset held by a Series. The property management fees charged for the six months ended June 30, 2025 and 2024 was $354 and $354, respectively, for 274 Gabbro, 283 Gabbro and 313 Mica.

d.

Commission as Buyer’s Agent: The Manager or an affiliate of the Manager typically represents the Company during the asset purchase process and could receive a commission as buyer’s agent, which is typically between 0% to 3% of the acquisition price, based on the agreement with Seller’s listing agent. The commission received as buyer’s agent is for providing services such as scheduling viewings, submitting offers, negotiating purchase prices, and managing the closing process. As is standard industry practice, the commission for services as Buyer’s Agent is paid by Seller at the time of closing.

Operating Expenses:

All fees and expenses incurred in connection with management of Series Assets, preparing any reports and accounts of each Series or the Company, insurance premiums or expenses, all custodial fees, costs and expenses and other costs and expenses incurred in connection with the operations of a Series, or a Series’ allocated share of expenses incurred by the Company.

Dissolution Expenses:

All costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company.

NOTE 5 – PURCHASED PROPERTIES

There were no additions to Series Investment in single-family residential properties for the six months ended June 30, 2025 and 2024.

NOTE 6 – DUE TO MANAGER (RELATED PARTY)

The Company has received advances from the Manager to fund the acquisition of properties and to cover operating expenses, including interest payments and other property-related costs. These advances are non-interest bearing, have no specified maturity date, and may be repaid, at the Manager’s election, through the issuance of Series Interests. Any Series Interests issued to the Manager will carry the same rights and terms as those issued to other holders, with no preferential treatment.

As of June 30, 2025, the outstanding balance of advances due to the Manager was $81,496 for 274 Gabbro, $64,951 for 283 Gabbro, and $73,456 for 313 Mica, for a total of $200,824. As of December 31, 2024, the outstanding balance of advances due to the Manager was $96,296 for 274 Gabbro, $85,351 for 283 Gabbro, and $84,556 for 313 Mica, for a total of $266,203.

NOTE 7 – MORTGAGE PAYABLE

Mortgage Payable – 313 Mica

313 Mica was financed with a secured third-party loan in the amount of $212,693 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,771 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

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On May 23, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $224,000. The new loan carries an initial fixed interest rate of 7.00% for the first 84 months, after which the rate becomes adjustable annually based on the 30- Day Average SOFR plus a margin of 5.25%, subject to a rate floor of 7.25% and a cap of 5%. The loan requires monthly payments of $1,490.28 and is structured with a 30-year amortization period, maturing on June 1, 2054.

313 Mica Series incurred debt issuance costs of $6,902 related to the new mortgage agreement entered into on May 23, 2024. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2025, the gross balance of the mortgage payable was $221,715, and the net balance, after deducting unamortized debt issuance costs, was $215,219. As of December 31, 2024, the gross balance of the mortgage payable was $222,876, and the net balance, after deducting unamortized debt issuance costs, was $216,869.

Mortgage Payable – 274 Gabbro

274 Gabbro was financed with a secured third-party loan in the amount of $182,479 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,478.55 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

On May 31, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $161,000. The new loan carries an initial fixed interest rate of 7.25% for the first 84 months, after which the rate becomes adjustable annually based on the 30-Day Average SOFR plus a margin of 5.25%. The loan is structured with a 30-year term and includes an initial 10-year interest-only period, requiring monthly payments of $972.71. The loan matures on June 1, 2054.

274 Gabbro Series incurred debt issuance costs of $6,890 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2025, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $154,192. As of December 31, 2024, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $154,684.

Mortgage Payable – 283 Gabbro

283 Gabbro was financed with a secured third-party loan in the amount of $177,604 by HouseMax Funding LLC with an interest rate of 9.99% per annum. Monthly interest-only payments of $1,478.55 commenced on July 1, 2023. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts was due on June 1, 2024 (the “Maturity Date”).

F-13

On May 31, 2024, the Company refinanced the loan by entering into a new mortgage agreement with HouseMax Funding LLC in the amount of $161,000. The new loan carries an initial fixed interest rate of 7.25% for the first 84 months, after which the rate becomes adjustable annually based on the 30- Day Average SOFR plus a margin of 5.25%, subject to a rate floor of 7.25% and a cap of 5%. The loan includes an initial 10-year interest-only period with monthly payments of $972.71, followed by amortizing payments for the remainder of the 30-year term. The loan matures on June 1, 2054.

283 Gabbro Series incurred debt issuance costs of $6,902 related to the new mortgage agreement. The issuance costs are being amortized over the 30-year term of the loan using the mid-month convention, consistent with the prior loan.

As of June 30, 2025, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $154,180. As of December 31, 2024, the gross balance of the mortgage payable was $161,000, and the net balance, after deducting unamortized debt issuance costs, was $154,673.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2025, and December 31, 2024.

Working Capital Reserve

Tirios Propco Series LLC reports a working capital reserve for each entity in its SEC filings to cover unexpected expenses not covered by builder or appliance warranties, as well as unforeseen operating costs or cash flow shortfalls. As of June 30, 2025, and December 31, 2024, the working capital reserves were as follows: $15,600 for 274 Gabbro, $16,552 for 283 Gabbro, and $23,573 for 313 Mica.

NOTE 9 – GOING CONCERN

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2025, the Company generated rental income and maintained a cash balance as of June 30, 2025, of $50,585, indicating the commencement of ongoing operations. However, the Company incurred a consolidated net loss of $7,787 for the six months ended June 30, 2025, and reported a members’ deficit of $50,971 as of June 30, 2025.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The Company’s ability to continue is dependent upon its ability to generate sufficient positive cash flows from its rental operations, raise additional capital through its Regulation A offering, and/or obtain financial support from the Manager. While management intends to pursue these strategies, there can be no assurance that such plans will be successful or that funding will be available as needed.

The consolidated financial statements do not include any adjustments related to the recoverability or classification of assets or the amount and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

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NOTE 10 – SUBSEQUENT EVENTS

Tirios Propco Series LLC established Tirios Propco Series LLC – 1200 Soapstone for the purpose of acquiring the property at 1200 Soapstone Pass, Maxwell, TX 78656 (“1200 Soapstone Property”) from a third-party seller, and established Tirios Propco Series LLC – 172 Ammolite for the purpose of acquiring the property at 172 Ammolite Ln, Maxwell, TX 78656 (“172 Ammolite Property”) from a third-party seller. 1200 Soapstone and 172 Ammolite acquisitions were closed on July 21, 2025.

The original purchase price of the 1200 Soapstone property was $233,990 and we received a seller credit of $4,680 for the net purchase price of $229,310. The Series obtained a third-party purchase loan in the amount of $163,793 and our Manager advanced the remaining amount of $65,517, who will be reimbursed through offering proceeds. The property was financed at acquisition with long-term debt, a loan amount of $163,793, and an interest rate of 7.25%.

The original purchase price of the172 Ammolite property was $235,990 and we received a seller credit of $4,800 for the net purchase price of $231,190. The Series obtained a third-party purchase loan in the amount of $165,193 and our Manager advanced the remaining amount of $65,998, who will be reimbursed through offering proceeds. The property was financed at acquisition with long-term debt, a loan amount of $165,193, and an interest rate of 7.25%.

Management’s Evaluation

Management has evaluated subsequent events through October 6, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

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ITEM 4. EXHIBITS

1.1	Dalmore Agreement**
2.1	Certificate of Formation of Tirios Propco Series LLC**
2.2	Limited Liability Company Agreement of Tirios Propco Series LLC**
2.3	Tirios Propco Series LLC – 274 Gabbro Series Designation**
2.4	Tirios Propco Series LLC – 283 Gabbro Series Designation**
2.5	Tirios Propco Series LLC – 313 Mica Series Designation**
2.6	Tirios License Agreement**
2.7	Tirios Propco Series LLC – 1200 Soapstone Series Designation**
2.8	Tirios Propco Series LLC – 172 Ammolite Series Designation**
4.1	Form of Subscription Agreement**
4.2	Form of Lease Agreement**
4.3	274 Gabbro Lease Agreement**
4.4	283 Gabbro Lease Agreement**
4.5	313 Mica Lease Agreement**
6.1	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 274 Gabbro Property**
6.2	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 283 Gabbro Property**
6.3	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 313 Mica Property**
6.4	Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.5	Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.6	Loan Documents for Tirios Propco Series LLC – 313 Mica Property**
6.7	North Capital Private Securities Corporation – Tentative Agreement**
6.8	Agreement with VStock Transfer, LLC Agreement**
6.10	Stripe Services Agreement**
6.12	Assignment of 274 Gabbro**
6.13	Assignment of 283 Gabbro**
6.14	Assignment of 313 Mica**
6.16	Refinancing Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.17	Refinancing Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.18	Refinancing Loan Documents for Tirios Propco Series LLC – 313 Mica Property**
6.19	Real Estate Purchase Agreement dated May 26, 2025 for Tirios Propco Series LLC – 1200 Soapstone**
6.20	Real Estate Purchase Agreement dated May 26, 2025 for Tirios Propco Series LLC – 172 Ammolite**
6.21	Loan Documents for Tirios Propco Series LLC – 1200 Soapstone**
6.22	Loan Documents for Tirios Propco Series LLC – 172 Ammolite**

** previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Texas, on October 6, 2025.

Tirios Propco Series LLC
a Delaware limited liability company

By	Tirios Corporation, a Delaware corporation
Its:	Manager

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer

This form has been signed by the following persons in the capacities and on the dates indicated.

By	Tirios Corporation, a Delaware corporation
Its:	Manager, (principal executive officer, principal financial officer, principal accounting officer)

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer, of Tirios Corporation

Date: October 6, 2025.

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